SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                    KapStone Paper and Packaging Corporation
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                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
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                         (Title of Class of Securities)


                                    861575108
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                                 (CUSIP Number)


                               Ronald E. Gutfleish
                      c/o Elm Ridge Capital Management, LLC
                          3 West Main Street, 3rd Floor
                               Irvington, NY 10533
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 3, 2008
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

CUSIP No.      861575108
               ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ronald E. Gutfleish
     c/o Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,786,299

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,786,299

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,786,299

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.2%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.      861575108
               ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,786,299

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,786,299

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,786,299

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.2%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.      861575108
               ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elm Ridge Offshore Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF, WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,541,589

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,541,589

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,541,589

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.3%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  861575108
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is the KapStone Paper and Packaging Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's offices is c/o Stone-Kaplan Investments, LLC, One Northfield Plaza, Suite 480, Northfield, IL 60093. This schedule relates to the Issuer's Common Stock, $.0001 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Elm Ridge Capital Management, LLC, a Delaware limited liability company (the "Investment Manager"), Elm Ridge Offshore Master Fund, Ltd., a Cayman Islands exempted company (the "Master Fund") and Ronald E. Gutfleish (each a "Reporting Person" and collectively the "Reporting Persons"). The principal business address of Mr. Gutfleish and the Investment Manager is located at 3 West Main Street, 3rd Floor, Irvington, NY 10533. The principal business address of the Master Fund is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, 2nd Floor, George Town, Grand Cayman, Cayman Islands. Elm Ridge Capital Management, LLC serves as investment manager for the Master Fund and as the management company for Elm Ridge Value Partners, L.P., a Delaware limited partnership (the "Partnership"). Mr. Gutfleish also serves as the managing member of the Investment Manager and as the portfolio manager to the Partnership and the Master Fund (collectively, the Partnership and the Master Fund, are referred to as the "Clients").

     (d) Ronald E. Gutfleish is a United States citizen, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Mr. Gutfleish may be deemed to beneficially own 6,786,299 Shares.

     The funds for the purchase of such Shares came from the Client's working capital and/or affiliated funds. The total cost for such Shares is $14,985,627.

     As of the date hereof, Elm Ridge Capital Management, LLC may be deemed to beneficially own 6,786,299 Shares.

     The funds for the purchase of such Shares came from the Client's working capital and/or affiliated funds. The total cost for the Shares is $14,985,627.

     As of the date hereof, Elm Ridge Offshore Master Fund, Ltd. may be deemed to beneficially own 6,541,589 Shares.

     The funds for the purchase of such Shares came from the Reporting Person's working capital. The total cost for such Shares is $14,490,645.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of the Clients. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

     The Reporting Persons have no plans or proposals which would relate to or would result in: (a) the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present Board of Directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the operating policies or corporate structure of the Issuer; (g) any change in the Issuer's charter or by-laws; (h) the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter security markets; or (i) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Ronald Gutfleish may be deemed to be the beneficial owner of 6,786,299 Shares, or 22.2% of the Shares of the Issuer, based upon the 25,777,782 Shares the Issuer reported outstanding as of July 31, 2008, adjusted for warrants held by the Reporting Persons.

     Ronald E. Gutfleish shares the power to vote or direct the vote of 6,786,299 Shares to which this filing relates.

     Ronald E. Gutfleish has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Ronald E. Gutfleish shares the power to dispose or direct the disposition of the 6,786,299 Shares to which this filing relates.

     Ronald E. Gutfleish has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Ronald E. Gutfleish specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 6,786,299 Shares were acquired for investment purposes. Ronald E. Gutfleish and/or Ronald E. Gutfleish on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Ronald E. Gutfleish may engage in any or all of the items discussed in Item 4 above.

     As of the date hereof, Elm Ridge Capital Management, LLC may be deemed to be the beneficial owner of 6,786,299 Shares, or 22.2% of the Shares of the Issuer, based upon the 25,777,782 Shares the Issuer reported outstanding as of July 31, 2008, adjusted for warrants held by the Reporting Persons.

     Elm Ridge Capital Management, LLC shares the power to vote or direct the vote of the 6,786,299 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC shares the power to dispose or direct the disposition of the 6,786,299 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Elm Ridge Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 6,786,299 Shares were acquired for investment purposes. Elm Ridge Capital Management, LLC and/or Elm Ridge Capital Management, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Elm Ridge Capital Management, LLC may engage in any or all of the items discussed in Item 4 above.

     As of the date hereof, Elm Ridge Offshore Master Fund, Ltd. may be deemed to be the beneficial owner of 6,541,589 Shares, or 21.3% of the Shares of the Issuer, based upon the 25,777,782 Shares the Issuer reported outstanding as of July 31, 2008, adjusted for warrants held by the Reporting Persons.

     Elm Ridge Offshore Master Fund, Ltd. shares the power to vote or direct the vote of the 6,541,589 Shares to which this filing relates.

     Elm Ridge Offshore Master Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Elm Ridge Offshore Master Fund, Ltd. shares the power to dispose or direct the disposition of the 6,541,589 Shares to which this filing relates.

     Elm Ridge Offshore Master Fund, Ltd. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     The 6,541,589 Shares were acquired for investment purposes. Elm Ridge Offshore Master Fund, Ltd. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Elm Ridge Offshore Master Fund, Ltd. may engage in any or all of the items discussed in Item 4 above.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons on behalf of the Clients since the most recently filed Schedule 13D are set forth in Exhibit B and were all effected in broker transactions.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

     Exhibit B: Schedule of Transactions in the Shares and warrants of the Issuer

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 October 6, 2008
                                           ----------------------------
                                                       (Date)


                                           Ronald E. Gutfleish*

                                           /s/ Ronald E. Gutfleish
                                           ----------------------------


                                           Elm Ridge Capital Management, LLC*

                                           BY: /s/ Ronald E. Gutfleish
                                           ----------------------------
                                           Name: Ronald E. Gutfleish
                                           Title: Managing Member

                                           Elm Ridge Offshore Master Fund, Ltd.
                                           ----------------------------
                                           Name: Ronald E. Gutfleish
                                           Title: Portfolio Manager


* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT




The undersigned agree that this Schedule 13D/A, dated October 6, 2008 relating to the Common Stock, $0.0001 par value of KapStone Paper and Packaging Corporation shall be filed on behalf of the undersigned.


                                           Ronald E. Gutfleish*

                                           /s/ Ronald E. Gutfleish
                                           ----------------------------

                                           Elm Ridge Capital Management, LLC*

                                           BY: /s/ Ronald E. Gutfleish
                                           ----------------------------
                                           Name: Ronald E. Gutfleish
                                           Title: Managing Member

                                           Elm Ridge Offshore Master Fund, Ltd.

                                           BY: /s/ Ronald E. Gutfleish
                                           ----------------------------
                                           Name: Ronald E. Gutfleish
                                           Title: Portfolio Manager


October 6, 2008

* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

                                                                       Exhibit B

                           Transactions in the Shares
                           --------------------------


 Date of Transaction     Number of Shares Purchased/(Sold)       Price of Shares
 -------------------     ---------------------------------       ---------------
      09/30/2008                       45,800                         $6.144
      10/01/2008                       11,985                         $6.0822
      10/02/2008                       10,000                         $5.7829


                            Transactions in Warrants
                            ------------------------

 Date of Transaction     Number of Shares Purchased/(Sold)       Price of Shares
 -------------------     ---------------------------------       ---------------

      09/10/2008                       66,600                         $2.1698
      09/11/2008                          500                         $2.12
      09/16/2008                       20,000                         $2.043
      09/17/2008                       30,000                         $1.9196
      09/30/2008                       42,900                         $1.35
      10/02/2008                       85,000                         $0.95306
      10/03/2008                       93,300                         $0.96



SK 03563 0004 925045